Exhibit 99.1

ZEEKR Announces Strategic Integration Transactions with Geely

HANGZHOU, China, November 14, 2024 – ZEEKR Intelligent Technology Holding Limited (“ZEEKR” or the “Company”) (NYSE: ZK), a global premium electric mobility technology company, today announced its entry into strategic integration transactions (the “Strategic Integration Transactions”) with certain Geely entities, including (i) Zhejiang Geely Holding Group Co., Ltd. (“Geely Holding”), a PRC limited liability company ultimately wholly-owned by Mr. Shufu Li and his associates, (ii) Volvo Cars (China) Investment Co., Ltd. (“VCI”), a wholly-owned PRC subsidiary of Volvo Car AB (XSTO: VOLCAR B) (“Volvo”), which itself is Geely Holding’s indirect, non-wholly-owned subsidiary in Sweden, (iii) Ningbo Geely Automobile Industry Co., Ltd (“Ningbo Geely”), a wholly-owned PRC subsidiary of Geely Automobile Holdings Limited (HKEX: 0175) (“Geely Auto”), ZEEKR’s controlling shareholder, and (iv) LYNK & CO Automotive Technology Co., Ltd. (“LYNK & CO”), a Chinese-foreign joint venture in China owned as to 50%, 20% and 30% respectively by Ningbo Geely, Geely Holding and VCI. LYNK & CO is principally engaged in the manufacture and sale of LYNK & CO brand vehicles and the after-sales parts.

The Strategic Integration Transactions include:

•	LYNK & CO Acquisition. On November 14, 2024, Zhejiang ZEEKR Intelligent Technology Co., Ltd (“Zhejiang ZEEKR”), ZEEKR’s indirect wholly-owned PRC subsidiary principally engaged in the sale of vehicles, entered into an equity transfer agreement (the “LYNK & CO Equity Transfer Agreement”) with Geely Holding, VCI and LYNK & CO, pursuant to which Zhejiang ZEEKR will acquire a 20% interest in LYNK & CO from Geely Holding and a 30% interest in LYNK & CO from VCI (collectively, the “Equity Transfer”) at a purchase price of RMB3.6 billion and RMB5.4 billion, respectively, in each case plus the interests accrued on such amount from the locked box date of September 30, 2024.

The Equity Transfer is subject to terms and closing conditions as specified in the LYNK & CO Equity Transfer Agreement, including, among other things, the approval by the independent shareholders of Geely Auto and the approval by the shareholders of Volvo. ZEEKR expects to fund the acquisition using its own cash reserves and external financing.

•	LYNK & CO Capital Injection. On November 14, 2024, Zhejiang ZEEKR entered into a subscription agreement (the “LYNK & CO Capital Injection Agreement”) with LYNK & CO and Ningbo Geely, pursuant to which LYNK & CO will increase its registered capital and Zhejiang ZEEKR will subscribe for all such increased registered capital at a subscription price of RMB367,346,940 (the “Capital Injection”). After giving effect to this Capital Injection and the Equity Transfer, LYNK & CO will be owned as to 51% by Zhejiang ZEEKR and 49% by Ningbo Geely, respectively.

Completion of the Capital Injection is subject to terms and closing conditions as specified in the LYNK & CO Capital Injection Agreement, including, among other things, the approval by the independent shareholders of Geely Auto and the completion of the Equity Transfer. ZEEKR expects to fund the Capital Injection from its own cash reserves.

The Strategic Integration Transactions are expected to close substantially concurrently, subject to the respective closing conditions set forth in the transaction documents. Upon completion, LYNK & CO will become ZEEKR’s indirect non-wholly-owned subsidiary, and the financial results of LYNK & CO will be consolidated into the financial statements of ZEEKR.

ZEEKR’s board of directors formed a committee of independent directors consisting of Mr. Miguel A. Lopez Ben, Mr. Stephen Brown Davis and Mr. Michael David Ricks (the “Committee”), to consider and evaluate the Strategic Integration Transactions. The Committee was advised by its independent financial advisor, Houlihan Lokey (China) Limited, which delivered a fairness opinion stating that, as of the date of the opinion, the consideration to be paid by ZEEKR in the Equity Transfer and the Capital Injection pursuant to the LYNK & CO Equity Transfer Agreement and the LYNK & CO Capital Injection Agreement is fair to the Company from a financial point of view. ZEEKR’s board of directors, upon the unanimous recommendation of the Committee, approved the Strategic Integration Transactions.

The Company was notified that, also on November 14, 2024, a sale and purchase agreement was entered into between (i) Geely International (Hong Kong) Limited (“GIHK”), a limited liability company incorporated in Hong Kong wholly owned by Geely Holding and (ii) Luckview Group Limited (“Luckview”), a limited liability company incorporated in the British Virgin Islands and a wholly-owned subsidiary of Geely Auto, pursuant to which GIHK will sell and Luckview will purchase approximately 11.3% (on a fully-diluted basis when taking into account ZEEKR’s ordinary shares reserved for its 2021 Share Incentive Plan) of ZEEKR’s issued share capital for a consideration of US$806,100,000 (equivalent to approximately RMB5,835,116,070). Immediately after completion of this sale and purchase of ZEEKR shares, Geely Auto’s shareholding in ZEEKR will increase to approximately 62.8% (on a fully-diluted basis when taking into account ZEEKR’s ordinary shares reserved for its 2021 Share Incentive Plan).

About ZEEKR

ZEEKR (NYSE: ZK) is a global premium electric mobility technology brand from Geely Holding Group. ZEEKR aims to create a fully integrated user ecosystem with innovation as a standard. ZEEKR utilizes Sustainable Experience Architecture (SEA) and develops its own battery technologies, battery management systems, electric motor technologies, and electric vehicle supply chains. ZEEKR’s value is equality, diversity, and sustainability. Its ambition is to become a true mobility solution provider.

ZEEKR operates its R&D centers and design studios in Ningbo, Hangzhou, Gothenburg, and Shanghai and boasts state-of-the-art facilities and world-class expertise. Since ZEEKR began delivering vehicles in October 2021, the brand has developed a diversified product portfolio that primarily includes the ZEEKR 001, a luxury shooting brake; the ZEEKR 001 FR, a hyper-performing electric shooting brake; the ZEEKR 009, a pure electric luxury MPV; the ZEEKR 009 Grand, a four-seat ultra-luxury flagship MPV; the ZEEKR X, a compact SUV; the ZEEKR 7X, a premium electric five-seater SUV; the ZEEKR MIX; and an upscale sedan model. ZEEKR has announced plans to sell vehicles in global markets, and has an ambitious roll-out plan over the next 5 years to satisfy the rapidly expanding global EV demand.

For more information, please visit https://ir.zeekrlife.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “future,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited

Investor Relations

E-mail: ir@zeekrlife.com

Piacente Financial Communications

Tel: +86-10-6508-0677

E-mail: zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zeekr@thepiacentegroup.com

3